UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

FORM 11-K/A

(Amendment No. 2)

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from               to

Commission file number 1-09328

A.                        Full title of the plan and the address of the plan, if different from that of the issuer named below:

ECOLAB PUERTO RICO SAVINGS PLAN

B.                        Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ECOLAB INC.

370 Wabasha Street North

Saint Paul, Minnesota  55102-1390

Ecolab Puerto Rico Savings Plan

FINANCIAL STATEMENTS

as of December 31, 2014 and 2013

and

for the year ended December 31, 2014

AND SUPPLEMENTAL SCHEDULES

as of and for the year ended December 31, 2014

Explanatory Note

This Amendment No. 2 on Form 11-K/A (“Amendment No. 2”) to the Annual Report on Form 11-K for the fiscal year ended December 31, 2014 filed by the Ecolab Puerto Rico Savings Plan (the “Registrant”) with the Securities and Exchange Commission (the “SEC”) on June 24, 2015 (the “Original Filing”) is being filed by the Registrant to add the audit report of Olsen Thielen & Co., Ltd. (“Olsen”), which is succeeding McGladrey LLP (“McGladrey”) as the Registrant’s independent accounting firm, on the financial statements in the Original Filing, which comprise the statements of net assets available for benefits as of December 31, 2014 and 2013, the related statement of changes in net assets available for benefits for the year ended December 31, 2014 and the notes to the financial statements, and to remove the “unaudited” label from the financial statements and accompanying notes thereto. The content of this Amendment No. 2 is unchanged from the Original Filing, with the exception of the following:

•                  Newly added audit report.

•                  Inclusion of Rollover value and corresponding update to Distributions to Participants, all within the statement of changes in Net Assets Available for Benefits.

Amendment No. 1 on Form 11-K/A (“Amendment No. 1”) to the Original Filing was previously filed by the Registrant on August 25, 2015 to remove the audit report of McGladrey (“McGladrey Audit Report”) from the Original Filing and to mark the financial statements and accompanying notes in the Original Filing as being unaudited. Amendment No. 1 was filed in response to McGladrey’s notice dated August 5, 2015 of its determination that an associated entity of McGladrey had provided certain prohibited non-audit services to an international affiliate of the Registrant’s sponsor, Ecolab Inc., during the fiscal years ended December 31, 2013 and 2014. In its notice, McGladrey announced its determination that its independence had been impaired with respect to the Registrant in accordance with the rules of the SEC and the auditing and related professional practice standards of the Public Company Accounting Oversight Board, its withdrawal of the McGladrey Audit Report and its resignation as the Registrant’s auditor, despite its belief that the services at issue did not impact its integrity and objectivity.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Trustees

Ecolab Puerto Rico Savings Plan

We have audited the accompanying statements of net assets available for benefits of Ecolab Puerto Rico Savings Plan (the “Plan”) as of December 31, 2014 and 2013 and the related statements of changes in net assets available for benefits for the year ended December 31, 2014.  These financial statements are the responsibility of the Plan’s Management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year then ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules of Schedule H, Line 4a — Schedule of Delinquent Participant Contributions for the year ended December 31, 2014 and Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2014 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Olsen Thielen & Co., Ltd.

St. Paul, Minnesota
November 10, 2015

ECOLAB PUERTO RICO SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2014 and 2013

(in thousands)	2014	2013

ASSETS

Investments, at fair value:

Ecolab Inc. common stock	$4,781	$5,011
Registered investment companies	3,081	2,717
Total investments	7,862	7,728

Receivables:

Notes receivable from participants	356	395
Dividends and interest receivable	15	13
Employer contributions receivable	6	7
Employee contributions receivable	—	5
Total receivables	377	420

Total assets	8,239	8,148

LIABILITIES

Excess contributions payable	(3)	(5)

NET ASSETS AVAILABLE FOR BENEFITS	$8,236	$8,143

The accompanying notes are an integral

part of the financial statements.

ECOLAB PUERTO RICO SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended December 31, 2014

(in thousands)

Investment results:

Net appreciation in fair value of investments	$104
Dividends and interest	138
242

Interest income on notes receivable from participants	14

Contributions:
Participants	289
Employer	151
Rollovers	31
471

Deductions:
Distributions to participants	(632)
Plan expenses	(2)
(634)

Net increase	93

Net assets available for benefits:

Beginning of year	8,143

End of year	$8,236

The accompanying notes are an integral

part of the financial statements.

ECOLAB PUERTO RICO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.                          Description of Plan:

The following brief description of the Ecolab Puerto Rico Savings Plan (“the Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for more complete information regarding the Plan’s definitions, benefits, eligibility and other matters.

The Plan is sponsored by Ecolab Inc. (“Ecolab”) for the benefit of certain individuals employed by Ecolab’s wholly owned subsidiary, Ecolab Manufacturing Inc. (“the Company”), and is subject to income taxation under Puerto Rico laws.

GENERAL AND ELIGIBILITY:

The Plan is a contributory qualified defined contribution plan available to certain employees of the Company in Puerto Rico. Employees who are employed by the Company and who are subject to income taxation under the laws of Puerto Rico may participate in the Plan as of the first day of the month on or after their date of hire, provided they are not subject to a collective bargaining agreement which does not provide for their participation in the Plan. Employee participation in the Plan is voluntary.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Puerto Rico tax code (“the Code”). The Plan and trust are located and qualified only in Puerto Rico.

CONTRIBUTIONS:

Contributions are made to the Plan as “pre-tax savings contributions” and “employer matching contributions.”

Pre-tax savings contributions are contributions made by the Company on behalf of participants who have agreed to have their taxable compensation reduced. Participants may reduce their compensation (subject to a Puerto Rico statutory annual maximum of $15,000 for 2014) for the purpose of making pre-tax savings contributions to the Plan.

Participants who have attained age 50 or above are allowed to make additional catch-up contributions in accordance with Puerto Rico laws (up to $1,500 in 2014).

Participant contributions of up to 3% of eligible compensation are matched 100% by the Company and participant contributions over 3% and up to 5% of eligible compensation are matched 50% by the Company. The Plan also allows additional employer matching contributions to true-up the employer match. This true-up ensures all participants receive their full annualized employer match.

ECOLAB PUERTO RICO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.                          Description of Plan (continued):

The levels of contributions made by or on behalf of participants who are highly compensated, as defined in the Code, are subject to limitations under the Code.

VESTING:

Participants are fully vested in their accounts at all times.

PLAN BENEFITS:

As participants are fully vested at all times, benefits to participants are equal to their account balances.  Upon retirement, death, disability or separation from service, a distribution may be made to the participant or beneficiary equal to the participant’s account balance. Employees may be eligible to withdraw part or all of their account balance upon attainment of age 59 1/2. Loans and in-service withdrawals for hardships are also available. A participant distribution or withdrawal from the Plan generally is subject to taxation under the tax rules applicable to Puerto Rico residents.

NOTES RECEIVABLE FROM PARTICIPANTS:

Active participants (and beneficiaries who are parties in interest as defined by ERISA) are permitted to borrow from their accounts.  The total amount of a participant’s note may not exceed the lesser of (a) $50,000 minus the participant’s highest outstanding note balance for the previous twelve-month period, or (b) 50% of the participant’s interest in his or her account. When a note is granted, the appropriate account balances are reduced and a separate note account is created.  Note payments, together with interest at a market rate determined by the Plan Administrator, are repaid generally over 5 years unless the note is for the purchase of a principal residence, in which case the term can be up to 10 years.  Notes receivable from participants at December 31, 2014 had interest rates ranging from 3.25% to 4.25% and are due at various dates through April 2020. A participant can have no more than two notes outstanding at any time. Notes receivable from participants are collateralized by the borrower’s account balance and are repaid through ratable payroll deductions.

ECOLAB PUERTO RICO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.                          Description of Plan (continued):

PARTICIPANT ACCOUNTS AND ALLOCATION:

Banco Popular de Puerto Rico (“Banco Popular” or “trustee”) provides investment management, recordkeeping and trustee services for the Plan directly or indirectly through one or more of its subsidiaries.  The trust agreement authorizes services to be performed by the trustee, its agents or affiliates.

Each participant’s account is credited with the participant’s contributions, the employer matching contributions and investment income thereon, net of Plan expenses. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

All participant contributions made under the Plan are paid to and invested by Banco Popular in one or more of the available investment options as directed by the participants.

Participants are allowed to allocate their entire account balance in any combination of the available investment options.

PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.                          Summary of Significant Accounting Policies:

BASIS OF PRESENTATION:

The accompanying financial statements have been prepared on the accrual basis of accounting.

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

ECOLAB PUERTO RICO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

2.                          Summary of Significant Accounting Policies (continued):

VALUATION OF INVESTMENTS AND INCOME RECOGNITION:

Banco Popular holds the Plan’s assets and executes transactions therein based upon instructions received from the Plan Administrator, Ecolab and the participants of the Plan.  The Plan’s investments are stated at fair value. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.  Purchases and sales of securities and realized gains and losses related to sales of investments are recorded on a trade-date basis. Unrealized gains and losses are recorded based on the fair values as of the reporting date.

NOTES RECEIVABLE FROM PARTICIPANTS:

Notes receivable from participants are measured at their unpaid principal balances plus any accrued interest. Interest income is recorded on the accrual basis.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2014 or 2013.  If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Notes receivable from participants have been classified as an investment asset for Form 5500 reporting purposes and, accordingly, have been included as an investment in supplemental schedule, Schedule H, line 4i — Schedule of Assets (Held at End of Year).

CONTRIBUTIONS:

Participant pre-tax contributions are recorded in the period the employer makes the payroll deductions. Employer matching contributions are recorded based on participant contributions in the same period.

RISKS AND UNCERTAINTIES:

The Plan provides for various investment options in various combinations of investment funds.  Investments are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, including Ecolab Inc. common stock, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the 2014 statement of net assets available for benefits.

ECOLAB PUERTO RICO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

2.                          Summary of Significant Accounting Policies (continued):

CONCENTRATION OF MARKET RISK:

At December 31, 2014 and 2013, approximately 58% and 62%, respectively, of the Plan’s net assets were invested in the common stock of Ecolab. The underlying value of Ecolab Inc. common stock is dependent on the performance of Ecolab and the market’s evaluation of such performance.

DISTRIBUTIONS TO PARTICIPANTS:

Distributions to participants are recorded when paid.

PLAN EXPENSES:

The Company pays a portion of the administrative expenses of the Plan, which are excluded from these financial statements, and a portion is paid by Plan participants within the Plan. Certain asset management and administrative fees of the Plan are charged against the Plan’s investment results.

SUBSEQUENT EVENTS:

The Plan Administrator has evaluated subsequent events through the date and time the financial statements were issued.

3.                          Investments:

Investments that represent 5 percent or more of the Plan’s net assets available for benefits at December 31, 2014 and 2013 are summarized as follows:

(in thousands)	2014	2013

Ecolab Inc. common stock	$4,781	$5,011

Spartan 500 Index Fund Investor Class	926	849

Fidelity Money Market Trust Retirement	604	572

ECOLAB PUERTO RICO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

3.                          Investments (continued):

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

(in thousands)	2014

Investment in:

Registered investment companies	$78

Ecolab Inc. common stock	26

Net appreciation in fair value of investments	$104

4.                          Fair Value Measurements:

Accounting guidance establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under accounting guidance are described below:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

ECOLAB PUERTO RICO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

4.                          Fair Value Measurements (continued):

Level 3 - Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Registered investment companies and Ecolab Inc. common stock: Investments in registered investment companies are recorded at the underlying net asset value per unit, which approximates fair value based on the publicly quoted market price of these funds. Investments in Ecolab Inc. common stock are recorded at fair value based on the quoted market price of Ecolab’s common stock on the New York Stock Exchange.

The Plan reviews the fair value hierarchy classification on an annual basis. Changes in the ability to observe valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy. The Plan’s policy is to recognize transfers into and out of levels within the fair value hierarchy at the end of the fiscal year in which the actual event or change in circumstances that caused the transfer occurs. There were no transfers between Level 1 and Level 2 during the years ended December 31, 2014 and 2013. When a determination is made to classify an asset or liability within Level 3, the determination is based upon the significance of the unobservable inputs to the overall fair value measurement. At December 31, 2014 and 2013, the Plan did not have any assets or liabilities classified within Level 2 or Level 3.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

ECOLAB PUERTO RICO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

4.                          Fair Value Measurements (continued):

The following tables represent the Plan’s fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2014 and 2013:

	Investment Assets at Fair Value As of December 31, 2014
(in thousands)	Total	Level 1	Level 2	Level 3
Ecolab Inc. common stock	$4,781	$4,781	$—	$—
Registered investment companies:
Large cap equity	1,178	1,178	—	—
Blended fund	733	733	—	—
Money market	604	604	—	—
Fixed income	257	257	—	—
International equity	174	174	—
Mid cap equity	135	135	—	—

Total investment assets at fair value	$7,862	$7,862	$—	$—

	Investment Assets at Fair Value As of December 31, 2013
(in thousands)	Total	Level 1	Level 2	Level 3
Ecolab Inc. common stock	$5,011	$5,011	$—	$—
Registered investment companies:
Large cap equity	1,052	1,052	—	—
Money market	572	572	—	—
Blended fund	569	569	—	—
Fixed income	230	230	—	—
International equity	169	169	—	—
Small cap equity	67	67	—	—
Mid cap equity	58	58	—	—

Total investment assets at fair value	$7,728	$7,728	$—	$—

ECOLAB PUERTO RICO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

5.                          Tax Status:

The Plan constitutes a qualified plan and trust under the Puerto Rico tax code. The Plan is maintained as a foreign trust covering only individuals subject to taxation under the Puerto Rico tax code and therefore no provision for United States federal income taxes has been included in the Plan’s financial statements.

A favorable determination letter, dated May 22, 2012, was received from the Puerto Rico Treasury Department on the form of the Banco Popular Master Defined Contribution Retirement Plan adoption agreement and master plan, upon which the Plan is maintained. The Plan also received an individual determination letter from the Puerto Rico Treasury Department dated July 9, 2013. The Plan Administrator believes the Plan is currently designed and being operated in accordance with Section 1165(a) of the Puerto Rico Internal Revenue Code and is, therefore, exempt from Puerto Rico income taxes. As such, no provision for Puerto Rico income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Puerto Rico tax authority. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.                          Related Party and Party-In-Interest Transactions:

The trustee is authorized under contract provisions, or by ERISA regulations providing an administrative or statutory exemption, to invest in funds under its control and in securities of Ecolab.

Participant contributions and employer matching contributions are invested in one or more of the investment fund options offered under the Plan, including Ecolab Inc. common stock.

During 2014, the Plan invested in Ecolab Inc. common stock. The Plan held 45,744 and 48,057 shares at December 31, 2014 and 2013, respectively. During the year ended December 31, 2014, purchases and sales of shares by the Plan totaled approximately $246,000 and $502,000, respectively.

SUPPLEMENTAL SCHEDULES

ECOLAB PUERTO RICO SAVINGS PLAN

SCHEDULE H, LINE 4a — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

for the year ended December 31, 2014

EIN 41-0231510

Plan Number: 005

(in whole dollars)
Participant Contributions Transferred Late to Plan		Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included: X		Contributions Not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
2014	$62		$62

2013	34,032		34,032

ECOLAB PUERTO RICO SAVINGS PLAN

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

as of December 31, 2014

EIN 41-0231510

Plan Number: 005

(in thousands, except units)

		(c)
	(b)	Description of Investment,
	Identity of Issue,	Including Maturity Date,	(d)
	Borrower, Lessor	Rate of Interest, Collateral,	Current
(a)	or Similar Party	Par or Maturity Value	Value

Registered investment companies:

	Spartan 500 Index Fund Investor Class	Mutual Fund
		12,709 units	$926

	Fidelity Money Market Trust Retirement	Money Market
		603,657 units	604

	Vanguard Target Retirement 2025 Fund	Mutual Fund
		17,989 units	297

	Spartan US Bond Index Fund	Mutual Fund
		21,768 units	255

	Dodge & Cox International Stock Fund	Mutual Fund
		4,129 units	174

	Dodge & Cox Stock Fund	Mutual Fund
		764 units	138

	Harbor Capital Appreciation Fund	Mutual Fund
		1,952 units	114

	Vanguard Target Retirement 2040 Fund	Mutual Fund
		3,531 units	105

	Vanguard Target Retirement 2035 Fund	Mutual Fund
		5,857 units	104

	Vanguard Target Retirement 2030 Fund	Mutual Fund
		3,234 units	94

	CRM Small/Mid Cap Value Fund	Mutual Fund
		4,686 units	70

	Spartan Extended Market Index Investment	Mutual Fund
		1,181 units	65

	Vanguard Target Retirement 2045 Fund	Mutual Fund
		2,655 units	50

ECOLAB PUERTO RICO SAVINGS PLAN

SCHEDULE H, LINE 4i— SCHEDULE OF ASSETS (HELD AT END OF YEAR)

as of December 31, 2014 (Continued)

EIN 41-0231510

Plan Number: 005

(in thousands, except units)

		(c)
	(b)	Description of Investment,
	Identity of Issue,	Including Maturity Date,	(d)
	Borrower, Lessor	Rate of Interest, Collateral,	Current
(a)	or Similar Party	Par or Maturity Value	Value

Registered investment companies (continued):

	Vanguard Target Retirement 2020 Fund	Mutual Fund
		1,167 units	33

	Vanguard Target Retirement 2050 Fund	Mutual Fund
		1,068 units	32

	Vanguard Target Retirement 2010 Fund	Mutual Fund
		539 units	14

	Vanguard Target Retirement 2015 Fund	Mutual Fund
		273 units	4

*	Banco Popular Time Deposit Open Account	Money Market
		1,698 units	2

Total registered investment companies			3,081

Ecolab Inc.common stock:

*	Ecolab Inc. common stock	Common Stock
		45,744 shares	4,781

Notes Receivable from Participants:

*	Notes Receivable from Participants	Participant notes due on various dates through April 2020 (stated interest rates ranging from 3.25% to 4.25%).	356

			$8,218

*         Party-in-interest

ECOLAB PUERTO RICO SAVINGS PLAN

EXHIBITS

The following documents are filed as exhibits to this Report:

Exhibit No.	Document

(23)	Consent of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ECOLAB PUERTO RICO SAVINGS PLAN

Date:	November 10, 2015	By:	/s/ Suzanne M. Hanson
Suzanne M. Hanson
Vice President, Global Benefits,
Human Resources
Ecolab Inc.
(Plan Administrator)